December 16, 2009

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Dear Mr. Thompson:

Set forth below is the Company’s response to the comment contained in your letter dated November 24, 2009 addressed to Mr. Steven H. Temares, Chief Executive Officer.  Your comment was made in connection with a review of the financial statements and related disclosures of the Company’s Forms 10-K and 10-K/A for the fiscal year ended February 28, 2009 filed April 28, 2009 and May 12, 2009, respectively (“2008 Form 10-K”).

Your comment is set forth first in boldfaced type, followed by the Company’s response.  This response letter is being provided as a correspondence file on EDGAR.

Form 10-K for Fiscal Year Ended February 28, 2009

Item 8 — Financial Statements and Supplemental Data, page 29

Note 1. Summary of Significant Accounting Policies and Related Matters, page 34

G. Inventory Valuation, page 35

1.              We have read your response to comment number one in our letter dated September 29, 2009.  We believe that changes in accounting methods to conform the accounting policies of an acquired entity to those of the acquiring entity should be made at the date of a business combination to qualify for the exception in paragraph c.3. of Section 4230.2 of the Division of Corporation Finance Financial Reporting Manual.  Since the accounting change was made at the beginning of the year succeeding the year in which the business combination occurred, we believe that you are required to account for the change in accounting principle in accordance with FASB ASC 250-10-45, and that you should file a letter from your independent accountants indicating whether the change in accounting principle is an alternative principle which is preferable under the circumstances as required by Item 601(b)(18) of Regulation S-K.  Please tell us the authoritative GAAP literature that supports accounting for the change prospectively using the first-in, first-out cost method as opposed to the weighted-average cost method at the beginning of the year in applying the retail inventory method.  Please also tell us the effect on your financial statements had you applied the guidance in FASB ASC 250.  In addition, file the letter required by Item 601(b)(18) of Regulation S-K in an amendment to Form 10-Q for the quarter ended May 31, 2008 or tell us the basis for your determination that an accounting change contemplated in an integration plan but made in a reporting period following the reporting period in which a business combination occurred is considered a change addressed in paragraph c.3. of Section 4230.2 of the Division of Corporation Finance Financial Reporting Manual.

For administrative ease, and to fully address your comment, portions of the Company’s prior correspondence dated November 3, 2009 have been incorporated into the following response.

On March 22, 2007, the Company, a retailer operating 888 stores at that time, acquired buybuy BABY (“bbB”), a retailer of infant and toddler merchandise, operating 8 stores at that time.  bbB’s inventory totaled approximately $14.5 million at the date of acquisition, which represented less than 1% of the Company’s total consolidated inventory.  The Company’s integration plans developed before the close of the acquisition included conforming bbB’s inventory accounting policies to those of its Bed Bath & Beyond stores (“BBB”), and converting bbB to BBB’s merchandising and financial systems, which have been designed to operate using the weighted average retail inventory method (“RIM”).

On March 2, 2008 (the beginning of the next fiscal year), once the systems were fully integrated, the Company changed its inventory accounting method for bbB from the first-in, first-out cost method to the RIM.  bbB’s inventory continued to represent less than 1% of the Company’s total inventory which was still considered immaterial to the Company’s consolidated financial statements.  Therefore, the Company believed any calculated difference between the first-in, first-out cost and the weighted average inventory cost at the beginning of the year when applying the RIM would also have been immaterial to the consolidated financial statements.  As a result, the cost of inventory using the first-in, first-out cost method became the beginning cost of inventory under the RIM and there was no effect on the Company’s net earnings and related per-share amounts.

The Company believed it was reasonable to treat the change in the accounting method to conform the accounting policy of the acquired entity to that of the acquiring entity as if it was made at the date of the business combination because (a) the inventory balance of bbB was less than 1% of the Company’s total inventory on both the date of acquisition and the date of the change in the inventory accounting method, and remained consistent between these dates, (b) the change to the inventory balance of bbB as a result of the change in the inventory accounting method would have been immaterial and (c) there was a relatively brief period between the acquisition date and the date of the change in the inventory accounting method which was caused principally by the needed IT system conversion.  Therefore, the Company believed it qualified for the exception in paragraph c.3. of Section 4230.2 of the Division of Corporation Finance Financial Reporting Manual.

The Company also concluded there were no additional disclosures required under FASB ASC 250 because this change, as described above and in the 2008 Form 10-K, was not material to the Company’s consolidated financial statements.

Sincerely,

By:	/s/ Eugene A. Castagna
Eugene A. Castagna
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)